SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of April 2014

Commission File Number 1-13758

PORTUGAL TELECOM, SGPS, S.A.

(Exact name of registrant as specified in its charter)

Av. Fontes Pereira de Melo, 40
1069 - 300 Lisboa, Portugal

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

Announcement  | Lisbon  | 29 April 2014

Oi capital increase

Portugal Telecom, SGPS, S.A (“PT”) hereby announces that the period for the subscription of shares under the share capital increase of Oi S.A. (“Oi”) ended.

The settlement of the share capital increase is expected to occur on the 5 May 2014. On such date PT will settle the purchase of the shares to which it subscribed under the share capital increase.

In the share capital increase 2,142,279,524 ordinary shares will be issued at the price of R$2.17 per share and 4,284,559,049 preferred shares (PN) will be issued at a price of R$2.00 per share, resulting in total proceeds of c. R$13.1 billion, after underwriting discounts and commissions (before expenses).

Based on the value of the PT Assets resulting from the independent valuation carried out by Banco Santander (Brasil), S.A, i.e. R$ 5,709.9 million, PT subscribed for 1,045,803,934 common shares and 1,720,252,731 preferred shares issued by Oi.

As a result, immediately following the settlement of the share capital increase, PT will own, directly and indirectly, 37.4% of Oi’s issued and outstanding share capital, including 40.7% of Oi’s voting share (excluding Portugal Telecom’s interest in the shares of Oi owned by Telemar Participações S.A. (“TmarPart”), AG Telecom Participações S.A. and LF Tel S.A. On a fully diluted basis pro forma to the conclusion of the several announced corporate actions aiming at the merger of PT, Oi, TmarPart and the Brazilian controlling shareholders of TmarPart (“the Business Combination”), including the incorporation of Oi shares into TmarPart, and immediately after the merger by incorporation of PT into TmarPart, PT will own, directly and indirectly, (“Resulting Stake”) a minimum stake of 37.3% of Oi’s capital.

The Resulting Stake complies with PT subscription commitment conditions, being within the range agreed in the Memorandum of Understandings executed on 1 October 2013.

PT shares will continue to trade until the conclusion of the merger with TmarPart. As a result of the merger, PT shareholders will receive 3.64 shares of TmarPart per each PT share. Additionally, and subject to approval by its General Meeting, PT shareholders will receive, before completion of the Business Combination, a dividend of Euro 10 cent per share.

The press release announced today by Oi describing in greater detail the results of the share capital increase is attached hereto.

Portugal Telecom, SGPS, SA	Public company	Portugal Telecom is listed on the NYSE	Nuno Vieira
Avenida Fontes Pereira de Melo, 40	Share capital Euro 26,895,375	Euronext Lisbon and New York Stock	Investor Relations Director
1069-300 Lisbon	Registered in the Commercial	Exchange. Information may be	nuno.t.vieira@telecom.pt
Portugal	Registry Office of Lisbon	accessed on the Reuters under the	Tel.: +351 21 500 1701
	and Corporation no. 503 215 058	symbols PTC.LS and PT and on	Fax: +351 21 500 0800
Bloomberg under the symbol PTC PL.

www.telecom.pt

IMPORTANT NOTICE

This communication is not an offering document and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval in any jurisdiction in which distribution of an offering document or such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

This communication contains information with respect to (1) the proposed transfer to Oi S.A. (“Oi”) of the shares of PT Portugal, SGPS, S.A. in connection with a capital increase by Oi (the “Oi Capital Increase”), (2) the proposed merger of shares (incorporação de ações) between Telemar Participações S.A. (“CorpCo”), on the one hand, and Oi, on the other hand, and/or (3) the proposed merger (incorporação) of Portugal Telecom, SGPS, S.A. (“PT”) with and into CorpCo (these transactions, together with any other transactions related thereto, the “Business Combination”).

Important information for investors in the Oi Capital Increase:  The offering by Oi in connection with the Oi Capital Increase is being made pursuant to an effective shelf registration statement. A preliminary prospectus supplement with further information about the proposed offering has been filed by Oi with the U.S. Securities and Exchange Commission (“SEC”). Before you invest, you should read the preliminary prospectus supplement and other documents Oi has filed with the SEC for more complete information about the company and the Oi Capital Increase. When available, you may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

Important information about the Business Combination:  In connection with the proposed merger of shares between CorpCo and Oi and the proposed merger of PT with and into CorpCo, CorpCo or one of its affiliates plans to file with the SEC (1) one or more registration statements on Form F-4, containing a prospectus or prospectuses which will be mailed to shareholders of Oi and/or PT, as applicable (other than non-U.S. persons as defined in the applicable rules of the SEC), and (2) other documents regarding the proposed Business Combination.

We urge investors and security holders to carefully read the relevant prospectuses and other relevant materials when they become available as they will contain important information about the proposed Business Combination.

Investors and security holders will be able to obtain the documents filed with the SEC regarding the proposed mergers, when available, free of charge on the SEC’s website at www.sec.gov or from PT, Oi or CorpCo.

Forward-looking statements:  This communication contains forward-looking statements. Statements that are not historical facts, including statements regarding the beliefs and expectations of PT, Oi or CorpCo, business strategies, future synergies and cost savings, future costs and future liquidity, are forward-looking statements.  The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “target,” “goal” and similar expressions, as they relate to PT, Oi or CorpCo, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or results will actually occur. Such statements reflect the current views of management of PT, Oi and CorpCo, and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to PT, Oi, CorpCo or their affiliates, or persons acting on their behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph.  Undue reliance should not be placed on such statements.  Forward-looking statements speak only as of

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the date they are made.  Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, PT, Oi, CorpCo and their affiliates do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures PT, Oi or CorpCo makes on related subjects in reports and communications PT, Oi and CorpCo file with the SEC.

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Oi S.A. Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.30029520-8 Publicly-Held Company

MATERIAL FACT

Oi S.A. (“Oi”, BM&FBOVESPA: OIBR3 and OIBR4; NYSE: OIBR and OIBR.C) hereby announces to its shareholders and the market in general that it has priced its global offering of 2,142,279,524 common shares, including 396,589,982 common shares in the form of American Depositary Shares (“ADSs”) and 4,284,559,049 preferred shares, including 828,881,795 preferred shares in the form of ADSs (not including the exercise of the International Underwriters’ Option (defined below)) (the “Offering”). The common shares were offered to the public at a price of R$2.17 per share, and the preferred shares were offered to the public at a price of R$2.00 per share. Common shares in the form of ADSs (the “common ADSs,” each representing one common share) were offered to the public outside Brazil at a price of US$0.970 per common ADS, and preferred shares in the form of ADSs (the “preferred ADSs,” each representing one preferred share) were offered to the public outside Brazil at a price of US$0.894 per preferred ADS. The aggregate cash proceeds of the Offering to Oi, after underwriting discounts and commissions (before expenses), will be equivalent to approximately US$5,868 million, including the shares of PT Portugal SGPS S.A. that Portugal Telecom SGPS S.A. (“Portugal Telecom”) will contribute to Oi in the Offering.

The Offering consists of a registered offering in Brazil and an international offering, which includes a registered offering in the United States. The registered offering in the United States is scheduled to close on Friday, May 2, 2014, subject to satisfaction of customary conditions.  The registered offering in Brazil is scheduled to close on Monday, May 5, 2014, subject to the satisfaction of customary conditions. Further information about the Offering is contained in the offering documents.

Existing shareholders of Oi were given the right to subscribe for shares in the Brazilian offering on a priority basis. Telemar Participações S.A., Oi’s direct controlling shareholder, as well as Valverde Participações S.A., AG Telecom Participações S.A., LF Tel S.A. and Bratel Brasil S.A. each of which is a member of a group of entities that indirectly controls Oi, assigned their respective priority rights to subscribe for an aggregate 1,217,486,338 common shares and 1,272,122,008 preferred shares to Portugal Telecom, SGPS, S.A. (“Portugal Telecom”), also a member of a group of entities that indirectly controls Oi. Portugal Telecom subscribed for such shares in the priority offering. Portugal Telecom subscribed for an additional 448,130,723 preferred shares in the Brazilian offering.  In the aggregate, Portugal Telecom subscribed for 1,045,803,934 common shares and 1,720,252,731 preferred shares, equivalent to R$5.7 billion. Portugal Telecom will settle the purchase of these shares through the contribution to Oi of all of the shares of PT Portugal, subject to the satisfaction of certain conditions established in the subscription agreement between Portugal Telecom and Oi. Immediately following the settlement of the Offering, Portugal Telecom will own, directly and indirectly, 37.41% of Oi’s issued and outstanding share capital (including 40.73% of Oi’s voting share capital), excluding Portugal Telecom’s interest in the shares of Oi owned by Telemar Participações S.A., AG Telecom Participações S.A. and LF Tel S.A.

In addition, Caravelas Fundo de Investimentos em Ações (“Caravelas”), an investment vehicle managed through Banco BTG Pactual S.A., subscribed for 171,362,482 common shares and 359,171,518 preferred shares equivalent to R$1.09 billion in the Brazilian offering (equivalent to the difference between R$2.0 billion and the amount of subscription orders placed in the offering by TmarPart’s shareholders, other than Bratel Brasil). Caravelas will settle the purchase of these shares in cash, subject to the satisfaction of certain conditions established in the subscription agreement between Caravelas and Oi.

Oi’s common ADSs and preferred ADSs are listed on The New York Stock Exchange under the symbols OIBR.C and OIBR, respectively. The ADSs offered in the Offering are expected to be delivered on Friday, May 2, 2014, in time to settle trades completed on The New York Stock Exchange on Tuesday, April 29, 2014.

Oi’s common shares and preferred shares are listed on the São Paulo Stock Exchange (BM&FBOVESPA S.A. — Bolsa de Valores, Mercadorias e Futuros) (“BM&FBOVESPA”) under the symbols OIBR3 and OIBR4, respectively. The shares offered in the Offering are expected to be delivered on Monday, May 5, 2014, in time to settle trades completed on the BM&FBOVESPA on Wednesday, April 30, 2014.

Banco BTG Pactual S.A., Bank of America Merrill Lynch Banco Múltiplo S.A., Banco Barclays S.A., Citigroup Global Markets Brasil, Corretora de Câmbio, Títulos e Valores Mobiliários S.A., Banco de Investimentos Credit Suisse (Brasil) S.A., BES Investimento do Brasil S.A. — Banco de Investimento, HSBC Bank Brasil S.A. — Banco Múltiplo e BB — Banco de Investimento S.A., Banco Bradesco BBI S.A., Banco Caixa Geral — Brasil S.A., Goldman Sachs do Brasil Banco Múltiplo S.A., Banco Itaú BBA S.A., Banco Morgan Stanley S.A. e Banco Santander (Brasil) S.A. are acting as coordinators of the Brazilian offering; XP Investimentos Corretora de Câmbio, Títulos e Valores Mobiliários S.A. e Banco BNP Paribas Brasil S.A. are acting as co-managers of the Brazilian Offering.

Banco BTG Pactual S.A.—Cayman Branch, BofA Merrill Lynch, Barclays Capital Inc., Citigroup Global Markets Inc., Credit Suisse Securities (USA) LLC, Banco Espírito Santo de Investimento S.A., HSBC Securities (USA) Inc., Banco do Brasil Securities LLC, Banco Bradesco BBI S.A., Caixa — Banco de Investimento, S.A., Goldman, Sachs & Co., Itau BBA USA Securities Inc., Morgan Stanley & Co. LLC and Santander Investment Securities Inc. are acting as joint bookrunners in connection with the international offering.

The number of shares initially offered may be increased, at the option of Banco BTG Pactual S.A. and Banco BTG Pactual S.A. — Cayman Branch, by up to 15%, or 287,554,298 common shares and 575,108,597 preferred shares, at any time for a period of 30 days from, and including, April 29, 2014 (the “International Underwriters’ Option”), provided that the total number of shares issued under the International Underwriters’ Option will not yield gross proceeds in excess of R$742,035,333,.77.

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Oi will maintain its shareholders and the market informed of any subsequent events related to the Offering.

Rio de Janeiro, April 29, 2014.

Oi S.A.
Bayard De Paoli Gontijo
Chief Financial Officer and Investor Relations Officer

Important Information

The Offering is being made pursuant to an effective shelf registration statement. A prospectus supplement with further information about the proposed offering has been filed with the U.S. Securities and Exchange Commission (“SEC”). Before you invest, you should read the prospectus supplement and other documents Oi has filed with the SEC for more complete information about the company and the Offering. When available, you may access these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, Oi will arrange to send you the prospectus after filing if you request it by calling toll-free 1-855-672-2332.

Special Note Regarding Forward-Looking Statements:

This communication contains certain forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, business strategies, future synergies and cost savings, future costs and future liquidity are forward-looking statements. The words “will,” “may,” “should,” “could,” “anticipates,” “intends,” “believes,” “estimates,” “expects,” “plans,” “targets,” “goal” and similar expressions, as they relate to Oi, are intended to identify forward-looking statements and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, tendencies or expected results will actually occur. Such statements reflect the current views of management of Oi and are subject to a number of risks and uncertainties. These statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, corporate approvals, operational factors and other factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations. All forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements set forth in this paragraph. Undue reliance should not be placed on such statements. Forward-looking statements speak only as of the date they are made. Except as required under the U.S. federal securities laws and the rules and regulations of the SEC or of regulatory authorities in other applicable jurisdictions, we do not have any intention or obligation to update or to publicly announce the results of any revisions to any of the forward-looking statements to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. You are advised, however, to consult any further disclosures Oi makes on related subjects in reports and communications Oi files with the SEC.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2014

PORTUGAL TELECOM, SGPS, S.A.

By:	/s/ Nuno Vieira
Nuno Vieira
Investor Relations Director

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.